                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                          COMMONWEALTH BANKSHARES, INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   202-736-104
                         ------------------------------
                                 (CUSIP Number)

                                NOVEMBER 25, 2002
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
             amendment containing information which would alter the
                   disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
         18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but
          shall be subject to all other provisions of the Act (however, see the Notes).








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 CUSIP No  202-736-104
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

                   HOT CREEK CAPITAL, L.L.C.
--------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
--------------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                           0
Shares              -----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                   135,050
Owned by            -----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                      0
Person              -----------------------------------------------------------
With                 (8)  Shared Dispositive Power              135,050
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                   135,050
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    7.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    OO
--------------------------------------------------------------------------------

CUSIP No  202-736-104
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

                  HOT CREEK INVESTORS, L.P.
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

               Nevada
--------------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                           0
Shares               -----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                   135,050
Owned by             -----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                      0
Person               -----------------------------------------------------------
With                 (8)  Shared Dispositive Power              135,050
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    135,050
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    7.9%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    PN
--------------------------------------------------------------------------------

CUSIP No  202-736-104
-------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               David M. W. Harvey
-------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
-------------------------------------------------------------------------------

Number of           (5) Sole Voting Power                             0
Shares              -----------------------------------------------------------
Beneficially        (6) Shared Voting Power                     135,050
Owned by            -----------------------------------------------------------
Each Reporting-     (7) Sole Dispositive Power                        0
Person              -----------------------------------------------------------
With                (8) Shared Dispositive Power                135,050
-------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    135,050
-------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                 Not applicable
-------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                    7.9%
-------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                    IN
-------------------------------------------------------------------------------




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Item 1:

         (a)  Name of Issuer:

                  Commonwealth Bankshares, Inc. (the "Issuer")

         (b)  Address of Issuer's Principal Executive Offices:

                  403 Boush Street
                  Norfolk, Virginia 23510

Item 2:

          (a)  Name of Person Filing:

                  This amended Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (the "General Partner"),
                  (ii) Hot Creek Investors, L.P. ("Investors"), and (iii) David
                  M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Common Stock of the Issuer (the "Stock") which is the subject of this amended Schedule 13G is held by Investors. The other Filing Persons are joining in this amended Schedule 13G because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of November 26, 2002, a copy of which is filed with this amended Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

         (b)  Address of Principal Business Office or, if none, Residence:

                  Post Office Box 3178
                  Gardnerville, Nevada 89410

         (c)  Citizenship:

                  Nevada for Investors and the General Partner;
                  David M. W. Harvey is a citizen of the U.S.A.

         (d) Title of Class of Securities:

                  Common Stock

         (e) CUSIP Number:

                  202-736-104

Item 3: If this statement is filed pursuant to Sections 240.13d-1(b) or (c).

             Not applicable.


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Item 4:   Ownership.

         (a) Amount beneficially owned:

                  135,050 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of the General Partner and Investors. Such number of shares includes the sum of (i) 36,250 shares of Common Stock receivable upon the assumed conversion of 58,000 shares of 8% Cumulative Trust Preferred Securities and (ii) 98,800 shares of Common Stock. The General Partner and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

                  Based on Form 10-QSB dated November 13, 2002, the Issuer had 1,710,436 shares of Common Stock issued and outstanding on such date. Accordingly, the 135,050 shares of Stock which may be deemed to be beneficially owned by Investors represents approximately 7.9 percent (7.9%) of the Issuer's issued and outstanding Stock thereafter.


         (b) Percent of class: 7.9%

         (c) Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote          0
                 (ii)  Shared power to vote or to direct the vote  135,050
                 (iii) Sole power to dispose or to direct the
                       disposition of                                    0
                 (iv)  Shared power to dispose or to direct the
                       disposition of                              135,050

Item 5:   Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8:   Identification and Classification of Members of the Group.

              Not applicable.

Item 9:   Notice of Dissolution of Group.

              Not applicable.


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Item 10:  Certifications.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               HOT CREEK CAPITAL, L.L.C.
                                               By:   /s/ David M. W. Harvey
Dated: November 26, 2002                       ---------------------------
                                               Name: David M. W. Harvey
                                               Title: Managing Member

                                               HOT CREEK INVESTORS, L.P.
                                               By its General Partner
                                               HOT CREEK CAPITAL, L.L.C.
                                               By:   /s/ David M. W. Harvey
Dated: November 26, 2002                       ---------------------------
                                               Name: David M. W. Harvey
                                               Title: Managing Member


                                               By:   /s/ David M. W. Harvey
Dated: November 26, 2002                       ---------------------------
                                               Name: David M. W. Harvey



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                                                                       Exhibit A
                                                                       ---------

                      AGREEMENT REGARDING THE JOINT FILING
                                 OF SCHEDULE 13G

                              ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the amended Schedule 13G to which this Exhibit is attached, and such amended Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such amended
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                             HOT CREEK CAPITAL, L.L.C.
                                             By:   /s/ David M. W. Harvey
Dated: November 26, 2002                     ---------------------------
                                             Name: David M. W. Harvey
                                             Title: Managing Member

                                             HOT CREEK INVESTORS, L.P.
                                             By its General Partner
                                             HOT CREEK CAPITAL, L.L.C.
                                             By:   /s/ David M. W. Harvey
Dated: November 26, 2002                     ---------------------------
                                             Name: David M. W. Harvey
                                             Title: Managing Member


                                             By:   /s/ David M. W. Harvey
Dated: November 26, 2002                     ---------------------------
                                             Name: David M. W. Harvey